NEWS RELEASE

April 14, 2014	Release 04-2014

WESTERN COPPER AND GOLD NEWS RELEASE

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) responds to the petition filed by Little Salmon Carmacks First Nation (“LSCFN”) in the Supreme Court of Yukon on April 10, 2014 naming the Yukon Environmental and Socio-Economic Assessment Board (“YESAB”), and Western’s wholly-owned subsidiary, Casino Mining Corp. (“CMC”, or “Casino Mining”) as respondents.

LSCFN is challenging the authority of YESAB which determined that Casino Mining met their duty to consult as outlined in s. 50(3) of the Yukon Environmental and Socio-economic Assessment Act. Note that the LSCFN has the opportunity for additional consultation during the additional phases of the YESAB review. The part of the project that is located on LSCFN lands is a portion of the proposed access road some 200 kilometers from the proposed mine site.

Casino Mining believes it met and exceeded the level of consultation required for submission of its application to YESAB. We believe LSCFN chances of success with this petition are very limited. We do not expect this petition to have any significant effect on the timing of the assessment of the Casino Mining Project. Casino Mining has spent $18 million over 5 years preparing the application for YESAB and is fully confident that this project will go ahead as planned.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Investor Relations’ Chris Donaldson or Julie Kim Pelly, at 604.684.9497 or email info@westerncopperandgold.com.

Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology. Forward-looking statements and information herein include, but are not limited to, the technical and financial viability of mining, leaching and processing operations at Casino; the economic potential of the Casino mineral deposit; the existence and size of the mineral deposit at Casino; estimated timeframes and costs to obtain permits, including the effect of the petition on YESAB’s review of the project proposed; ability to secure financing for mine construction and development on acceptable terms; Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking information in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

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All forward-looking statements and information are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing, costs, and obtaining of permits and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of Western’s operations. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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